FROM THE DESK OF

DANIEL M. NEGARI

2121 E TROPICANA AVE #2 LAS VEGAS NV 89119

702-900-2999

April 17, 2023

VIA E-MAIL AND OVERNIGHT MAIL

Creative Media & Community Trust Corporation
17950 Preston Road, Suite 600

Dallas, Texas 75252
Attention: Board of Directors

Dear Members of the Board:

I, Daniel M. Negari (together with my affiliates, “XYZ” or “we” or “us” or “I”), am a significant stockholder of Creative Media & Community Trust Corporation (“CMCT” or the “Company”) with beneficial ownership of over 6% of the Company’s outstanding shares, making me the Company’s second largest stockholder. As you know, I have repeatedly tried to constructively engage with the Company and its Board of Directors (the “Board”) regarding opportunities that I believe are available to drive value for the benefit of all CMCT stockholders, including through share repurchase programs and the sale of certain assets. I have also raised my significant concern with the Company’s prolonged underperformance, which I believe stems from, among other things, external management, disappointing growth, capital missteps and communication failures. As a result, CMCT continues to trade at a material discount to its net asset value (“NAV”).

I have gone to great lengths and have expended a great deal of time and energy in my efforts to assist management and the Board in helping the Company close the discount to NAV and achieve its full potential for the benefit of all stakeholders. Unfortunately, to date, the Company has made little progress and there have been no meaningful attempts to engage with me despite my best efforts. The Company’s total shareholder returns continue to lag and the discount to NAV has not improved. Still, I remain a believer in the value of the Company’s underlying assets, which is why I was disappointed the Board was unwilling to grant me a limited exemption to the Company’s 6.25% ownership limitation included in its charter. Clearly, something needs to change.

Accordingly, I hereby submit this proposal indicating my willingness to offer to acquire the Company, through an appropriate acquisition entity by merger or otherwise, at a price equal to $8.88 per share in cash. My proposed price represents a substantial premium of nearly 110% to the Company’s most recent closing price of $4.23 and over 103% to the Company’s 30-day average closing price of $4.386. My proposal is conditioned upon satisfactory completion of due diligence typical for a transaction of this type, obtaining all necessary consents and approvals, waivers of any Company anti-takeover provisions and the execution of a definitive agreement containing customary terms and conditions for a transaction of this type and size.

I am willing to pay such a significant premium to the Company's 30-day average closing price because management (a) limited my ownership (and the ownership of everyone else who wants to own more than 6.25% of the Company), (b) failed to follow my advice to implement material buy backs when the stock is trading near record low prices of <$5 per share (“Buybacks”),1 and (c) opted to acquire more properties (“Recent Acquisitions”).2 Although the Recent Acquisitions were at discounts to the true value of the underlying assets, the Buybacks would have done much more to increase shareholder value.

I estimate the Company’s NAV at over $20.00 per share.3 The Company’s recent 10-K denotes a $14.30 NAV. While I take issue with the way the Company gets to its NAV, we can agree that the Company is more valuable than its share price and it is readily apparent that the Company’s assets and management agreements are not fit for public markets. Further, the Board’s recent capital allocation through the Recent Acquisitions rather than implementing Buybacks highlights a general lack of understanding of how to create shareholder value.

In my view, this is a case of extreme capital negligence, as illustrated in Table 1 below and in the paragraphs that follow.

Table 1. Detrimental Impact of Recent Acquisitions on Adjusted Funds From Operations (“AFFO”)

	Before the Recent Acquisitions	After the Recent Acquisitions	Had management done Buybacks
2023 AFFO ($)	$10,004,720	$6,821,400	$12,724,720
Share Count	22,738,000	22,738,000	14,738,000
2023 AFFO ($ Per Share)	$0.44	$0.30	$0.86
Equity Spend	-	$105,950,000	$40,000,000
Change in AFFO	-	-31.82%	+96.23%

1 Such suggestions have been made both in direct communication with management and through my letter dated March 10, 2023 (https://www.sec.gov/Archives/edgar/data/908311/000119380523000307/ex991to13d10701004_03102023.pdf) (“March 10 Letter”).

2 98.05% Purchase of 1150 Clay for $142,700,000 including the assumption of $77,500,000 in debt ($65,200,000 Equity spent). 89.42% Purchase of Channel House for $123,000,000 including the assumption of $103,000,000 in debt and subsequently paying it down $16,000,000 for a total of $87,000,000 in debt ($36,000,000 Equity spent). 50% Purchase of 1902 Park for $19,100,000 including a $9,600,000 mortgage ($4,750,000 Equity spent). Total of $105,950,000 Equity spent. Incredible basis on all these properties, which can likely be flipped for a premium. However they were funded with higher cost debt than the existing cap rates, creating negative adjusted funds from operations (“AFFO”).

3 See my March 10 Letter (linked to above).

As shown in the table above, the recent acquisition spree – while perhaps intended to create value by buying assets at below replacement cost – actually decreased AFFO by 31.82%. If the Board had instead listened to me and bought back around 35% of the Company,4 AFFO would have been increased by 96.23%.

Shaul Kuba and CIM Group have built one of the most admirable organizations in the world; however, I believe they have made costly capital allocation blunders that have starved shareholders of hundreds of millions of dollars and failed to create shareholder value.

My interest in acquiring the Company is based on publicly available information. If, as a result of my due diligence, I find evidence of additional value inherent in the Company based on operating results, synergies or otherwise, I would be willing to upwardly adjust my proposed price to reflect such additional value. I invite you to share with me any documentation in your possession which you believe reflects additional value in the shares that you believe may not already be known to me.

I have had preliminary discussions with several banks, financial institutions and other potential debt and equity financing sources regarding this matter and I am highly confident that I will obtain any additional financing required to consummate this transaction. I would deliver any necessary financing commitments simultaneously with the signing of a definitive agreement such that the transaction would not be subject to any financing contingency. I am prepared to enter into an appropriate confidentiality agreement (without standstill provisions) and commence my due diligence immediately.

I have a long and successful track record running the XYZ family of companies, including the #1 new top level domain in the world .xyz. I am deeply knowledgeable of CMCT’s business as a result of my due diligence and experience in the real estate industry. In the last several years, I have successfully completed the acquisition of hundreds of millions of dollars’ worth of commercial and multifamily real estate with no outside equity partners.

4 This refers to a buyback of 8,000,000 shares at $5.00 per share. Even if this buyback were at $10.00 per share, it would still be highly accretive. When you buyback shares, you no longer pay the dividend on those shares which subsequently increases your AFFO. When you divide your AFFO by less shares you have more AFFO.

Please be aware that this proposal is an expression of interest only and is not intended to create a legally binding obligation, and no such obligation will exist unless and until a definitive transaction agreement is executed.

As always, I stand ready, willing and able to meet with the Board and CMCT’s representatives as soon as possible. Given the Company’s prolonged underperformance, I believe that my proposal represents the best opportunity for stockholders to maximize the value of their investment on a risk-adjusted basis.

I expect that the Board will meet with me promptly and seriously consider my proposal. I intend to evaluate all of my options and take appropriate action with respect to CMCT should I fail to receive a favorable response from the Board to my proposal.

Sincerely,

/s/ Daniel M. Negari

Daniel M. Negari